

August 4, 2011

Via Facsimile
Ms. Kathleen Chien
Chief Financial Officer
51job, Inc.
Building 3
No. 1387 Zhang Dong Road
Shanghai, PRC 201203

>   **Re: 51job, Inc.**
>   **Form 20-F for fiscal year ended December 31, 2010**
>   **Filed April 11, 2011**
>   **File No. 0-50841**

Dear Ms. Chien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 18. Financial Statements, page 79

Consolidated Statements of Operations and Comprehensive Income, page F-3

1.   Please tell us how your presentation of Cost of services as one consolidated line item complies Rule 5-03 of Regulation S-X, as requested in Item 17(b) of Form 20-F, and why you have not presented any specific costs directly related to the revenues you earn.

Consolidated Statement of Changes in Stockholders' Equity, page F-5

2.   Given that it appears that your subsidiaries based in the People's Republic of China have generated after-tax profits, please tell us and provide an analysis detailing how you did not include an appropriation for statutory reserves during the fiscal year ended December 31, 2010.

<u>Notes to the Consolidated Financial Statements, page F-7</u>

<u>2. Principal Accounting Policies, page F-7</u>

<u>(p) Statutory Reverses, page F-12</u>

3.   Please disclose whether any of your subsidiaries based in the People's Republic of China have reached the maximum statutory reserve amount.

<u>(u) Stock Repurchase, page F-14</u>

4.   Please clarify your treatment of common shares repurchased for retirement when the excess of cost over the par or stated value is charged entirely to additional paid-in capital, and how your treatment is consistent with ASC 505-30-30-8.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief